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RELEASE: OCTOBER 30, 2001


                          TD BANK ANNOUNCES INCREASE IN
                           TENDER OFFER PRICE TO $9.50
                          FOR TD WATERHOUSE GROUP, INC.

    TD WATERHOUSE SPECIAL COMMITTEE ENDORSES TENDER OFFER AT INCREASED PRICE


TORONTO/NEW YORK - The Toronto-Dominion Bank (TD Bank) (NYSE/TSE:TD) today announced that it was revising its tender offer for TD Waterhouse Group, Inc.'s common stock to increase the tender offer price to $9.50 per share (or the Canadian dollar equivalent), representing a 5.6% increase over the original $9.00 per share tender offer price and a 53.2% premium over the stock's closing price on October 9, 2001, the last trading day prior to TD Bank's announcement of its intention to commence a tender offer.

The increase follows discussions between TD Bank and the special committee of independent TD Waterhouse directors. The TD Waterhouse special committee has determined to recommend that TD Waterhouse stockholders tender their shares in the revised offer. As part of these discussions, TD Bank agreed that completion of the tender offer will now be subject to the condition that a majority of the publicly-held shares be tendered, which condition may not be waived without the approval of the special committee. The offer had initially been conditioned upon TD Bank acquiring sufficient shares to bring its ownership to 90% of the total shares outstanding.

TD Bank is seeking to acquire the approximately 12% of the outstanding shares of TD Waterhouse's common stock that TD Bank and its wholly owned subsidiary, TD Waterhouse Holdings, do not already own. Subject to meeting the completion of the tender offer, any shares not acquired in the tender offer are expected to be acquired in a subsequent "short form" merger transaction at the same, revised US$9.50 per share (or the Canadian dollar equivalent) cash price.

With the recommendation of TD Waterhouse's independent board members, this represents TD Bank's final offer. The majority of the minority condition requires that more than 50%, or approximately 20.3 million, of the publicly-held shares be tendered.

TD Waterhouse's special committee, consisting of two independent board members, has determined that the tender offer is fair to TD Waterhouse stockholders. The special committee has also received the opinion of its independent financial advisor as to the fairness of the offer from a financial point of view to TD Waterhouse's stockholders other than TD Bank and its affiliates. Based on that determination, TD Waterhouse is recommending that stockholders accept TD Bank's amended tender offer.


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TD Bank expects to amend its tender offer tomorrow to reflect the increased offer price and other relevant changes. The originally scheduled expiration date of the offer - Wednesday, November 14, 2001 - has not been changed.

ABOUT TD BANK FINANCIAL GROUP

TD Bank (www.td.com), a Canadian chartered bank, was, as of July 31, 2001, the second largest Canadian bank in terms of market capitalization. TD Bank and its subsidiaries are collectively known as TD Bank Financial Group, which offers a full range of financial services and products to approximately 13 million customers in Canada and around the world. TD is organized into four main businesses: TD Canada Trust, a leader in personal and commercial banking in Canada; TD Securities, a force in investment banking in Canada, the U.S. and abroad; TD Waterhouse, the world's second largest broker to the self-directed investor; and TD Wealth Management, one of Canada's largest asset managers. TD Waterhouse Holdings is a holding company that owns, in addition to TD Waterhouse, all of the stock of TD Waterhouse Bank and some other related financial services businesses.




For further information, please contact:     Dan Marinangeli
                                             Executive Vice President & CFO
                                             TD Bank Financial Group
                                             (416) 982-8002

                                             Kym Robertson
                                             VP External Communications
                                             TD Bank Financial Group
                                             (416) 308-2363